FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice dated September 5, 2005 regarding Gas Natural SDG, S.A.’s intention of making a public offer for the acquisition of shares over 100% of the share capital of Endesa, S.A.

Item 1

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

The Management Committee of the Board of Directors of Repsol YPF, S.A., which held a meeting today in relation to the communication filed by Gas Natural SDG, S.A. announcing the making of a public offer for the acquisition of shares over 100% of the share capital of Endesa, S.A., expresses its support for the transaction approved by the Board of Directors of Gas Natural SDG, S.A. on the date hereof.

At the same time, given the new scenario which would result from the foregoing transaction, and in line with its 2005-2009 Strategic Plan regarding changes to its asset portfolio to favor possible investment opportunities, Repsol YPF, S.A. may consider the monetisation of part of its investment in Gas Natural SDG, S.A., maintaining, during several years, all voting rights and participating in the potential appreciation of all the shares which it currently holds, during such period of time, to permit the recovery of the creation of value which would result as a consequence of the transaction proposed by Gas Natural SDG, S.A.

It is, in any event, the intention of Repsol YPF, given the industrial relationship with Gas Natural SDG, S.A., to maintain a significant participation in the resulting Group as an investment.

Additionally, Repsol YPF expresses its intention to maintain, with any amendments that may be necessary, the existing shareholder and industrial agreement entered into with Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) in relation to Gas Natural SDG, S.A. and to strengthen the activities within the industrial activities agreement entered into with Gas Natural SDG, S.A. to develop the liquefied natural gas business through the joint venture company Repsol-Gas Natural LNG, S.L.

Madrid, 5 September 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 7, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer